SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general pursuant to article 12 of CVM Instruction 358/2002, as amended and currently in effect, it received, on this date, correspondence from 3G RADAR GESTORA DE RECURSOS LTDA informing that the investment funds (“Funds”) 3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES, XINGÓ FUNDO DE INVESTIMENTO DE AÇÕES, MALIKO INVESTMENTS LLC and MANUKA INVESTMENTS LLC, carried out operations characterized as relevant negotiations, as follows:

(i)	As of October 28, 2020, Investors held the equivalent to 27,920,644 (twenty-seven million, nine hundred and twenty thousand and six hundred and forty-four) class B preferred shares issued by the Company, corresponding to approximately 9.97% (nine point ninety-seven percent) of the preferred shares issued by the Company.

(ii)	The same investors reached the equivalent of 28,897,257 (twenty-eight million, eight hundred and ninety-seven thousand, two hundred and fifty-seven) on November 5, 2020, class B preferred shares issued by the Company, corresponding to approximately 10.32% (ten point thirty two percent) of the preferred shares issued by the Company.

In the correspondence, it was informed that there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company of which the signatory is a party, as well as that the momentary change in ownership interest did not aim , in any case, change the composition of the control or the administrative structure of the Company.

The full correspondence received by the Company is attached to this Market Announcement.

Rio de Janeiro, November 06, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free Translation

Rio de Janeiro, November 6, 2020

To Centrais Elétricas Brasileiras S.A. – Eletrobras

Avenida Presidente Vargas, 409/13º andar, Centro Rio de Janeiro – RJ

Cep: 20071-003

Mrs Elvira Baracuhy Cavalcanti Presta (CFO and Investor Relations Officer)

Ref .: Eletrobras Class B Preferred Shares - Notice IN CVM No. 358

Dear Sirs,

3G RADAR GESTORA DE RECURSOS LTDA. (CNPJ/ME 17.776.271/0001-36), headquartered in the city and state of Rio de Janeiro, at Av. Borges de Medeiros nº 633, room 501 (“MANAGER”), comes, under the terms of CVM Instruction 358/2002, as amended by CVM Instructions 369/02, 449/07, 547/14, 552/14 and 568/15, request you. the disclosure, through the IPE System, of the following “Notice to the Market”:

NOTICE TO THE MARKET

3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES (CNPJ/ME 18.324.976/0001-85), XINGÓ FUNDO DE INVESTMENTO DE AÇÕES (CNPJ/ME 28.703.541/0001-03), MALIKO INVESTMENTS LLC - Banco de Investimentos Credit Suisse (Brasil) S/A (CNPJ/ME 18.575.540/0001-69) and MANUKA INVESTMENTS LLC - Banco de Investimentos Credit Suisse (Brasil) S/A (CNPJ/ME 29.297.394/0001-73), non-resident investors, represented by Banco de Investimentos Credit Suisse (Brasil) S.A., registered with CNPJ/ME under nº 33.987.793/0001-33, all with their portfolios discretely managed by the MANAGER (“Investors”), pursuant to CVM Instruction 358/2002, as amended, inform that in the As of October 28, 2020, Investors held the equivalent of 27,920,644 (twenty-seven million, nine hundred and twenty thousand, six hundred and forty-four) class B preferred shares issued of the Company, corresponding to approximately 9.97% (nine point ninety-seven percent) of the preferred shares issued by the Company.

Subsequent act, we inform that the same Investors reached, on November 5, 2020, the equivalent to 28,897,257 (twenty-eight million, eight hundred and ninety-seven thousand, two hundred and fifty-seven) class B preferred shares issued by the Company, corresponding to approximately 10.32% (ten point thirty two percent) of the preferred shares issued by the Company.

The signatory clarifies that there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company of which the signatory is a party, as well as that the momentary change in ownership interest did not aim, in any way. change the composition of the control or the administrative structure of the Company.

We remain available for any clarifications.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.